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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 3)*

                                  iBasis, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   450732201
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2006
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

                                  Page 1 of 5

                    ----------------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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 CUSIP No. 450732201                  13G                Page 2 of 5 Pages
          ---------------
  ------------------------------------------------------------------------
    1.   NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
         Karen Singer
  ------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  [ ]
                                                                  (b)  [ ]
  ------------------------------------------------------------------------
    3.   SEC USE ONLY

  ------------------------------------------------------------------------
    4.   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
  ------------------------------------------------------------------------

                 5.  SOLE VOTING POWER
    NUMBER           2,415,178
    SHARES       ---------------------------------------------------------
    BENEFICIALLY 6.  SHARED VOTING POWER
    OWNED BY         0
    EACH         ---------------------------------------------------------
    REPORTING    7.  SOLE DISPOSITIVE POWER
    PERSON           2,415,178
                 ---------------------------------------------------------
                 8.  SHARED DISPOSITIVE POWER
                     0
  ------------------------------------------------------------------------
    9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,415,178
         * The shares reported herein consist of (i) 1,633,283 shares of common stock, (ii) warrants to purchase 222,033 shares of common stock at an exercise price of $1.95 per share, (iii) warrants to purchase 481,529 shares of common stock at an exercise price of $5.55 per share, and
         (iv) warrants to purchase 78,333 shares of common stock at an exercise price of $6.30 per share.
  ------------------------------------------------------------------------
   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      [ ]
  ------------------------------------------------------------------------
    11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         7.1%
  ------------------------------------------------------------------------
    12.  TYPE OF REPORTING PERSON
         00
  ------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                     Page 3 of 5


Item 1(a).   Name of Issuer:                    iBasis, Inc.


Item 1(b).   Address of Issuers's Principal     20 Second Avenue
             Executive Offices:                 Burlington, MA 01803

Item 2(a).   Name of Person Filing:             Karen Singer

Item 2(b).   Address of Principal Business      212 Vaccaro Drive
             Office or, if None, Residence:     Cresskill, NJ 07626

Item 2(c).   Citizenship:                       United States

Item 2(d).   Title of Class of Securities:      Common Stock, $0.001 par value

Item 2(e).   CUSIP Number:                      450732201

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person has sole dispositive and voting power with respect to 2,415,178 shares of the reported securities as the trustee of Singer Children's Management Trust and as the manager of a limited liability company. The shares reported herein consist of (i) 1,633,283 shares of common stock, (ii) warrants to purchase 222,033 shares of common stock at an exercise price of $1.95 per share, (iii) warrants to purchase 481,529 shares of common stock at an exercise price of $5.55 per share, and (iv) warrants to purchase 78,333 shares of common stock at an exercise price of $6.30 per share.

            (a)  2,415,178

            (b)  7.1%

            (c)  (i) sole voting power: 2,415,178

                 (ii) shared voting power: 0

                 (iii) sole dispositive power: 2,415,178

                 (iv) shared dispositive power: 0

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable.

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not Applicable.

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                                                                     Page 4 of 5

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable.

Item 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable.


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                                                                     Page 5 of 5

Item 10.   CERTIFICATION:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2007                              /s/ Karen Singer
                                                       ------------------
                                                       Karen Singer